August 3, 2007



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE: SEC letter dated July 3, 2007 regarding the Form 10-K for the year ended December 31, 2006 filed March 9, 2007 and the Form 10-Q for the three months ended March 31, 2007 filed May 9, 2007 by Conseco, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated July 3, 2007:

Form 10-K - December 31, 2006

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 36

Results of Operations, page 48

     1. Staff comment: "You discuss and present, throughout this section, the non-GAAP financial measure titled "Income (loss) before net realized investment gains (losses), net of related amortization and income taxes (a non-GAAP measure)." It does not appear that your footnote (a) adequately discloses the substantive ways that management uses this measure nor how the measure provides useful information to investors regarding the Registrant's financial condition and results of operations. Please refer to Questions 8 and 9 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 2

          supply additional substantive disclosures that are necessary to justify inclusion of non-GAAP measures in an SEC filing. Please provide us, in disclosure type format, the substantive ways that management uses this measure and how the measure provides useful information to investors, or delete the non-GAAP financial measures from your filing. This comment also applies to your reference to the "Interest-adjusted benefit ratio" referenced on page 55 and elsewhere in your document."

          Response: Please refer to Exhibit 1-1 and Exhibit 1-2, attached, for representative revisions to our disclosures related to "income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes" and "interest-adjusted benefit ratios." We will present similar disclosures in our future filings, commencing with our Quarterly Report on Form 10-Q for the period ended June 30, 2007.

Bankers Life, page 49

     2. Staff comment: "Please explain to us why the $7.4 million adjustment discussed on page 51 and the $13.3 million adjustment discussed on page 57 should be reflected in current period operations rather than in the period(s) that the liabilities were legally extinguished which would appear to have been in the year that the policies were no longer in force. Also clarify for us the extent to which these adjustments were related to the deficiency in internal controls referenced in this document."

          Response: The $7.4 million adjustment discussed on page 51 and the $13.3 million adjustment on page 57 represent the correction of errors in previously issued financial statements resulting from the oversight of facts that existed at the time the financial statements were prepared. Also, please note that the $13.3 million adjustment was reduced by an offsetting adjustment to insurance intangibles of $1.6 million (as described in the same paragraph on page 57), resulting in a net impact for this item of $11.7 million. These errors were identified during the year ended December 31, 2006.

          We did not restate prior periods for these errors because we concluded the effects of all errors on all periods, and the cumulative effect were immaterial. Accordingly, we reflected the cumulative effect of the change in the results of operations for the period the change was made in accordance with SAB 32 (SAB Topic 5-F), Accounting Changes not Retroactively Applied Due to Immateriality.

          We carefully considered the guidance of SAB 99 (SAB Topic 1-M), Materiality in determining the effects of the errors were immaterial. We also carefully considered the guidance of paragraph 29 of APB 28, Interim Financial Reporting. In making this determination, we noted that a significant portion of the prior period effect of the errors related to the balance sheet accounts of the Company as of August 31, 2003, the date we

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 3

          implemented fresh start accounting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code". As a reminder, due to our Reorganization under the Bankruptcy Code, the predecessor entity no longer exists.

          We reviewed our conclusions with our external auditors, the Audit and Enterprise Risk Committee of the Company's Board of Directors, the Company's Disclosure Committee and external legal counsel.

          Materiality concerns the significance of the errors to users of our financial statements. The misstatement of an item in our financial statements is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the correction of the item. We carefully considered the total mix of information available to our investors and the qualitative and quantitative factors in assessing the materiality of the errors.

          As a result of the identification of these errors, and the $7.1 million of adjustments to record the increase in incurred claims described on page 64, we reported a material weakness in internal controls over the actuarial reporting process in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2006. We reported the material control weakness related to the design of controls to ensure the completeness and accuracy of the inforce policies for a block of immediate annuities in our Bankers Life segment, controls to ensure that accurate reserves are established for all policy benefits related to certain supplemental insurance coverages applicable to a block of specified disease policies in the Conseco Insurance Group segment, and controls to ensure the accuracy of benefit reserves on certain long-term care policies with inflation riders, lifetime benefit features or non-forfeiture provisions in our Other Business in Run-off segment. We also reported that these control deficiencies resulted in adjustments to insurance policy benefits and the liabilities for insurance products in our consolidated financial statements for the year ended December 31, 2006.

          Although none of the adjustments referred to above were material individually, or in the aggregate, to our current year or prior period consolidated financial statements taken as a whole, we believe that certain control deficiencies related to these items could result in the misstatement of certain accounts that could result in more than a remote likelihood that a material misstatement in our annual or interim consolidated financial statements would not be prevented or detected.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 4

Other Business in Run-off, page 64

     3. Staff comment: "Please explain to us why the $54.1 million in adjustments to record the increase in incurred claims should be reflected in FY 2006. You state that such increase was due to "prior period deficiencies" and that "These deficiencies resulted from paid claims being higher than expected and changes in actuarial assumptions..." Include specifically the following:

               a) Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

               b) Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required."

          Response: In each quarterly period, the Company calculates its best estimate of claim reserves based on all of the information available to it at that time, which necessarily takes into account new experience emerging during the period. Our actuaries estimate these claim reserves using various generally recognized actuarial methodologies which are based on informed estimates and judgments that are believed to be appropriate. Additionally, an external actuarial firm provides consulting services which involve a review of the Company's judgments and estimates for claim reserves on the long-term care block in the Other Business in Run-off segment on a quarterly basis. As additional experience emerges and other data become available, these estimates and judgments are reviewed and may be revised. Significant assumptions made in estimating claim reserves for long-term care policies include expectations about the: (i) duration;
          (ii) cost of care and benefit utilization; (iii) interest rate utilized to discount claim reserves; (iv) claims that have been incurred but not yet reported; (v) claims that have been closed but are expected to reopen; and (vi) claims that have been received that will ultimately become claims that have payments associated with them.

          During the fourth quarter of 2006, we increased claim liabilities for the long-term care insurance block in our Other Business in Run-off segment by $54.1 million as a result of changes in our estimates of claim reserves incurred in prior periods. Approximately $24.5 million of this increase related to claims with incurral dates in the first three quarters of 2006 and $29.6 million related to claims with incurral dates prior to 2006.

          The $54.1 million adjustment primarily related to two assumption changes reflecting recent trends we noted in our claims experience in the fourth quarter of 2006:

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 5

               (1) Benefit utilization assumptions: Most of our long-term care policies provide for the payment of covered benefits up to a maximum daily benefit specified in the policy. When we estimate claim reserves for these policies, we make an assumption regarding the percentage of the maximum daily benefit that will be paid (since not all policyholders will incur claims at the maximum daily benefit level). We base our assumptions on studies of actual experience. Such assumptions are periodically adjusted to reflect current trends. In the fourth quarter of 2006, our actuaries updated their studies of benefit utilization. Recent experience reflected a trend that we did not observe in previous studies: policyholders are incurring claims closer to the maximum benefit level, and the ratio of incurred claims to maximum benefits is increasing faster as claims age.

                    Accordingly, we updated our assumptions to reflect these trends, which had the effect of increasing our claim reserves by approximately $25 million.

               (2) Liabilities for incurred but not reported claims: In determining the estimate of claims incurred in a particular period, we must make an assumption regarding the ultimate liability for claims that have been incurred but not yet reported to us. This assumption is based on historical studies related to claims that are reported to us after the date of our financial statements, but were incurred prior to the date of our financial statements. For the most recent incurral periods, we apply loss ratio adjustments to our estimates of liabilities for incurred but not reported claims in an effort to ensure the ratio of incurred claims to premiums (incurred loss ratio) related to these estimated unreported claims, reflects recent trends in our experience. During 2006, we experienced a significant increase in the incurred loss ratio for 2005 and 2006 incurral periods. We increased the aforementioned loss ratio adjustments in response to this experience, which had the effect of increasing our claim reserves by approximately $27 million.

     4. Staff comment: "Please explain to us why the $7.1 million in adjustments to record the increase in incurred claims have been reflected in FY 2006 rather than in the period(s) in which the estimates were made based on what appears to have been incorrect information. We refer to the three bullet points on page 64:

          o "we discovered that some claim liabilities related to policies with inflation riders had been estimated excluding inflation benefits";

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 6

          o "some claim liabilities related to policies providing lifetime benefits had been estimated based on the assumption the benefit period was limited"; and
          o "some claim liabilities for non-forfeiture benefits had been estimated based on the original pool of money benefit, rather than pool amounts reduced by benefits previously paid"."

          Response: The $7.1 million of adjustments discussed on page 64 represent the correction of errors in previously issued financial statements resulting from the oversight of facts that existed at the time the financial statements were prepared. These errors were identified during the year ended December 31, 2006.

          We did not restate prior periods for these errors because we concluded the effects on all periods, and the cumulative effect were immaterial. Accordingly, we reflected the cumulative effect of the change in the results of operations for the period the change was made in accordance with SAB 32 (SAB Topic 5-F), Accounting Changes not Retroactively Applied Due to Immateriality.

          We carefully considered the guidance of SAB 99 (SAB Topic 1-M), Materiality in determining the effects of the errors were immaterial. We also carefully considered the guidance of paragraph 29 of APB 28, Interim Financial Reporting. In making this determination, we noted that a significant portion of the prior period effect of the errors related to the balance sheet accounts of the Company as of August 31, 2003, the date we implemented fresh start accounting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code". As a reminder, due to our Reorganization under the Bankruptcy Code, the predecessor entity no longer exists.

          We reviewed our conclusions with our external auditors, the Audit and Enterprise Risk Committee of the Company's Board of Directors, the Company's Disclosure Committee and external legal counsel.

          Materiality concerns the significance of the errors to users of our financial statements. The misstatement of an item in our financial statements is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the correction of the item. We carefully considered the total mix of information available to our investors and the qualitative and quantitative factors in assessing the materiality of the errors.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 7

Consolidated Financial Statements - December 31, 2006

Structured Securities, page 114

     5. Staff comment: "Please provide us in disclosure type format a revision of your discussion here or in your accounting policy to clarify how adjustments for variations in prepayment assumptions are recorded in your statement of operations. Include the impact any such adjustments had in the current period in your critical accounting policy discussion related to this on page 38."

          Response: Please refer to Exhibit 5-1, attached, for representative revisions to our disclosures to clarify how adjustments for variations in prepayment assumptions on structured securities are recorded in our statement of operations. We will present similar disclosures in our future filings, commencing with our Quarterly Report on Form 10-Q for the period ended June 30, 2007.

8.  Commitments and Contingencies, page 125

Litigation, page 125

Other Litigation, page 129

     6. Staff comment: "Please provide us in disclosure type format a discussion of the impact that each of the cases settled in the current period had on your operations."

          Response: Please refer to Exhibit 6-1, attached, for representative revisions to our disclosure of litigation to include the impact that each of the cases settled in the current period had on our operations. We will present similar disclosures in our future filings, commencing with our Quarterly Report on Form 10-Q for the period ended June 30, 2007.

          Supplementally, we would advise the staff that the aggregate amount recorded in 2006 for the four paragraphs on page 19 (herein) was approximately $4.5 million.

Exhibit 12.1

     7. Staff comment: "Please tell us why you presented the ratio of earnings to fixed charges for only three years, rather than the five years as required under Item 503 (d) of Regulation S-K."

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 8

          Response: Please refer to Exhibit 7-1, attached, for a representative exhibit which presents the ratio of earnings to fixed charges for five years. We intend to provide similar information, if required, in our future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2007.

Form 10-Q - March 31, 2007

Subsequent Event, page 29

     8. Staff comment: "Please explain to us why you recorded, in the quarter ended March 31, 2007, the $8.7 million charge apparently related to your decision to coinsure certain policies beginning in May 2007. Refer to paragraph 14 of FSP 115-1."

          Response: We carefully considered the guidance on evaluating whether an impairment is other than temporary in determining it was appropriate to recognize the $8.7 million charge in the quarter ended March 31, 2007. In addition to paragraph 14 of FSP 115-1, we also considered paragraph 16 of SFAS 115 and SEC Staff Accounting Bulletin Topic 5M, Other than Temporary Impairment of Certain Investments in Debt and Equity Securities.

          We note in SEC Staff Accounting Bulletin Topic 5M, the staff believes a decline in value is other than temporary and that a write-down of the carrying value of an investment is required if it is not the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. In addition, we note in FSP 115-1, the FASB staff has concluded an investor shall recognize an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

          At March 31, 2007, management no longer had the intent to retain certain impaired investments for a period of time sufficient to allow for recovery in market value. Although management had not formally entered into the reinsurance agreement on March 31, 2007, our intent with respect to these investments had changed at that date. In accordance with the aforementioned guidance, the $8.7 million charge was appropriately recognized in the quarter ended March 31, 2007, because management no longer had the intent to retain the impaired investments for a period of time sufficient to allow for recovery in market value.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 9

Results of Operations, page 35

Conseco Insurance Group, page 41

     9. Staff comment: "Please explain to us why the release of $19.3 million discussed in the second full paragraph on page 44 was recorded in the quarter ended March 31, 2007 rather than in the period in which "inaccurate coding" occurred."

          Response: The $19.3 million discussed on page 44 represents the correction of errors in previously issued financial statements resulting from the oversight of facts that existed at the time the financial statements were prepared. These errors were identified during the quarter ended March 31, 2007.

          We did not restate prior periods for these errors because we concluded the effects on all periods, and the cumulative effect were immaterial. Accordingly, we reflected the cumulative effect of the change in the results of operations for the period the change was made in accordance with SAB 32 (SAB Topic 5-F), Accounting Changes not Retroactively Applied Due to Immateriality.

          We carefully considered the guidance of SAB 99 (SAB Topic 1-M), Materiality in determining the effects of the errors were immaterial. We also carefully considered the guidance in paragraph 29 of APB 28, Interim Financial Reporting. In making this determination, we noted that a significant portion of the prior period effect of the errors related to the balance sheet accounts of the Company as of August 31, 2003, the date we implemented fresh start accounting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code". As a reminder, due to our Reorganization under the Bankruptcy Code, the predecessor entity no longer exists.

          We reviewed our conclusions with our external auditors, the Audit and Enterprise Risk Committee of the Company's Board of Directors, the Company's Disclosure Committee and external legal counsel.

          Materiality concerns the significance of the errors to users of our financial statements. The misstatement of an item in our financial statements is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the correction of the item. We carefully considered the total mix of information available to our investors and the qualitative and quantitative factors in assessing the materiality of the errors.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 3, 2007
Page 10

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

          o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

          o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,


/s/ John R. Kline
---------------------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer

                                   Exhibit 1-1
                          Revised Disclosure Regarding
          "Income (loss) before net realized investment gains (losses), net of related amortization, and before
                                  income taxes"

     Revised Disclosure Regarding "Income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes".

     RESULTS OF OPERATIONS:

     We manage our business through the following: three primary operating segments, Bankers Life, Conseco Insurance Group and Colonial Penn which are defined on the basis of product distribution; a fourth segment comprised of other business in run-off; and corporate operations, which consists of holding company activities and certain noninsurance businesses.

     Please read this discussion in conjunction with the consolidated financial statements and notes included in this Form 10-K.

     The following tables and narratives summarize the operating results of our segments (dollars in millions):

                                                                               2006             2005            2004
                                                                               ----             ----            ----
Income (loss) before net realized investment gains
    (losses), net of related amortization, and before income
    taxes (a non-GAAP measure) (a):
      Bankers Life ......................................................     $258.4           $234.4          $ 210.9
      Conseco Insurance Group............................................       32.0            256.7            257.7
      Colonial Penn......................................................       21.6             20.0             18.0
      Other Business in Run-off..........................................      (41.9)            77.2             65.8
      Corporate operations...............................................      (80.7)           (84.8)          (125.5)
                                                                              ------           ------          -------

                                                                               189.4            503.5            426.9
                                                                              ------           ------          -------

Net realized investment gains (losses), net of related
    amortization:
      Bankers Life ......................................................      (16.3)            (3.2)            10.6
      Conseco Insurance Group............................................      (12.6)             3.4             12.8
      Colonial Penn......................................................         .2               .6              2.1
      Other Business in Run-off..........................................       (8.0)              .5              4.5
      Corporate operations...............................................        (.4)            (1.4)            (2.8)
                                                                              ------           ------          -------

                                                                               (37.1)             (.1)            27.2
                                                                              ------           ------          -------

Income (loss) before income taxes:
      Bankers Life ......................................................      242.1            231.2            221.5
      Conseco Insurance Group............................................       19.4            260.1            270.5
      Colonial Penn......................................................       21.8             20.6             20.1
      Other Business in Run-off..........................................      (49.9)            77.7             70.3
      Corporate operations...............................................      (81.1)           (86.2)          (128.3)
                                                                              ------           ------          -------

       Income before income taxes........................................     $152.3           $503.4          $ 454.1
                                                                              ======           ======          =======

--------------------

(a) These non-GAAP measures as presented in the above table and in the following segment financial data and discussions of segment results exclude net realized investment gains (losses), net of related amortization and before income taxes. These are considered non-GAAP financial measures. A non-GAAP measure is a numerical measure of a company's performance, financial position, or cash flows that excludes or includes amounts that are normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.

     These non-GAAP financial measures of "income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes" differ from "income (loss) before income taxes" as presented in our consolidated statement of operations prepared in accordance with GAAP due to the exclusion of before tax realized investment gains (losses), net of related amortization. We measure segment performance for purposes of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), excluding realized investment gains (losses) because we believe that this performance measure is a better indicator of the ongoing businesses and trends in our business. Our investment focus is on investment income to support our liabilities for insurance products as opposed to the generation of realized investment gains (losses), and a long-term focus is necessary to maintain profitability over the life of the business. Realized investment gains (losses) depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our segments. However, "income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes" does not replace "income
     (loss) before income taxes" as a measure of overall profitability. We may experience realized investment gains (losses), which will affect future earnings levels since our underlying business is long-term in nature and we need to earn the assumed interest rates on the investments backing our liabilities for insurance products to maintain the profitability of our business. Accordingly, management reviews "income (loss) before income taxes" and "income (loss) before net realized investment gains (losses)" when analyzing its financial results. The table above reconciles the non-GAAP measure to the corresponding GAAP measure.

                                   Exhibit 1-2
                          Revised Disclosure Regarding
                        "Interest-adjusted benefit ratio"

         Revised Disclosure Regarding "Interest-adjusted benefit ratio"

                                                                               2006            2005            2004
                                                                               ----            ----            ----
Health benefit ratios:
     All health lines:
       Insurance policy benefits..........................................    $450.9          $462.0          $492.9
       Benefit ratio (a)..................................................     72.1%           68.7%           67.0%

     Medicare supplement:
       Insurance policy benefits..........................................    $158.9          $178.5          $225.5
       Benefit ratio (a)..................................................     61.9%           59.4%           63.2%

     Specified disease:
       Insurance policy benefits..........................................    $282.8          $273.6          $256.9
       Benefit ratio (a)..................................................     79.0%           76.2%           71.0%
       Interest-adjusted benefit ratio (b)................................     47.0%           45.1%           40.9%

     Other:
       Insurance policy benefits..........................................      $9.2            $9.9           $10.5
       Benefit ratio (a)..................................................     84.2%           75.9%           64.6%

--------------------

(a) We calculate benefit ratios by dividing the related product's insurance policy benefits by insurance policy income.

(b) We calculate the interest-adjusted benefit ratio (a non-GAAP measure) for Conseco Insurance Group's specified disease products by dividing such product's insurance policy benefits less interest income on the accumulated assets backing the insurance liabilities by policy income. These are considered non-GAAP financial measures. A non-GAAP measure is a numerical measure of a company's performance, financial position, or cash flows that excludes or includes amounts that are normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.

     These non-GAAP financial measures of "interest-adjusted benefit ratios" differ from "benefit ratios" due to the deduction of interest income on the accumulated assets backing the insurance liabilities from the product's insurance policy benefits used to determine the ratio. Interest income is an important factor in measuring the performance of health products that are expected to be inforce for a longer duration of time, are not subject to unilateral changes in provisions (such as non-cancelable or guaranteed renewable contracts) and require the performance of various functions and services (including insurance protection) for an extended period of time. In addition, interest income is an important factor in measuring the performance of this product, since approximately three-fourths of these policies have return of premium or cash value riders. The net cash flows from specified disease products generally cause an accumulation of amounts in the early years of a policy (accounted for as reserve increases) that will be paid out as benefits in later policy years (accounted for as reserve decreases). Accordingly, as the policies age, the benefit ratio will typically increase, but the increase in benefits will be partially offset by interest income earned on the accumulated assets. The interest-adjusted benefit ratio reflects the effects of the interest income offset. Since interest income is an important factor in measuring the performance of this product, management believes a benefit ratio that includes the effect of interest income is useful in analyzing product performance. We utilize the interest-adjusted benefit ratio in measuring segment performance for purposes of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") because we believe that this performance measure is a better indicator of the ongoing businesses and trends in the business. However, the "interest-adjusted benefit ratio" does not replace the "benefit ratio" as a measure of current period benefits to current period insurance policy income. Accordingly, management reviews both "benefit ratios" and "interest-adjusted benefit ratios" when analyzing the financial results attributable to these products. The investment income earned on the accumulated assets backing the specified disease reserves was $114.7 million, $111.7 million and $108.8 million in 2006, 2005 and 2004 respectively.

                                   Exhibit 5-1
                          Revised Disclosure Regarding
                     How Changes in Estimates of Prepayments
                  for Structured Securities are Recorded in Our
                             Statement of Operations

     Revised Disclosure Regarding How Changes in Estimates of Prepayments for Structured Securities are Recorded in our Statement of Operations.

For structured and asset-backed securities included in actively managed fixed maturities that were purchased at a discount or premium, we recognize investment income using an effective yield based on anticipated future prepayments and the estimated final maturity of the securities. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For credit-sensitive and certain prepayment-sensitive structured and asset-backed securities (which, in the aggregate, represent approximately 20 percent of the total estimated fair value of these securities), the effective yield is recalculated when changes in assumptions are made, and reflected in our income on a prospective basis. For all other structured and asset-backed securities, the effective yield is recalculated when changes in assumptions are made, and reflected in our income on a retrospective basis. Under this method, the amortized cost basis of the investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. Such adjustments had an insignificant impact on our investment income in 2006.

                                   Exhibit 6-1
                          Revised Disclosure Regarding
                        the Impact that each of the Cases
                          Settled in the Current Period
                         had on the Company's Operations

     Revised Disclosure Regarding the Impact that each of the Cases Settled in the Current Period had on the Company's Operations

On October 8, 2003, a complaint was filed in the United States District Court for South Carolina, Greenville Division, Consolidated Insured Benefits, Inc. and Ronald F. English v. Conseco Medical Insurance Company, Cause No. 6:03-3211-20. Plaintiffs are a former Conseco Medical Insurance Company ("CMIC") field marketing organization and its president and chief executive officer, and they allege in the complaint that they were damaged by CMIC's exit from the individual medical insurance market claiming damages in an unnamed amount for fraud, negligent misrepresentation and breach of fiduciary duty. This case was settled on February 22, 2007. The amount recognized as expense in 2006 related to the settlement of this case was not significant to our business, financial condition, results of operations or cash flows.

On December 10, 2004, a complaint was filed in the United States District Court for the Northern District of Oklahoma, Robin C. Willig, as Executrix of the Estate of Rhodes K. Scherer vs. Conseco Senior Health Insurance Company and Conseco, Inc., Case No. 04 CV 923E (M). The plaintiff alleged that the failure to pay long-term care insurance policy proceeds has been a breach of contract and in violation of the duty to act in good faith. On January 9, 2007, the case was settled. The amount recognized as expense in 2006 related to the settlement of this case was not significant to our business, financial condition, results of operations or cash flows.

On October 3, 2005, an action was filed in Superior Court for San Francisco County, California, Anita D. Paratley v. Conseco Health Insurance Company et al, Case No. C-05-44379. On Conseco Health Insurance Company's motion, the case was removed to the United States District Court for the Northern District of California and issued Case No. C-05-4312 (MMC). In her complaint, plaintiff claims that she was damaged due to Conseco Health Insurance Company's failure to pay claims made under her cancer policy, and seeks compensatory and punitive damages and her attorney's fees along with declaratory relief. These claims are based on plaintiff's allegation of breach of contract, bad faith and unfair business practices. The complaint was subsequently amended adding Conseco, Inc. as a defendant, but Conseco, Inc. was subsequently replaced by Conseco Services, LLC ("Conseco Services") as a party defendant. The case was settled and dismissed on November 17, 2006. The amount recognized as expense in 2006 related to the settlement of this case was not significant to our business, financial condition, results of operations or cash flows.

On January 9, 2004, a six count complaint was filed against Conseco Life Insurance Company, styled Laura G. Bailey vs. Conseco Life Insurance Company, an Indiana corporation; Debbie L. Sipe; Does 1 through 15; and, Roe Corporations 1 through 15, inclusive. The suit was pending in the District Court of Clark County, Nevada, Cause No. A478843, Dept. No. VIII. Ms. Bailey's suit centered around her request for disability benefits in the spring of 2003 and alleged breach of contract, bad faith, unfair claim settlement practices, breach of fiduciary relationship, misrepresentation, and punitive damages. When Ms. Bailey submitted her request, Conseco Life Insurance Company investigated and found that Ms. Bailey was only issued a life insurance policy. This matter was settled on January 31, 2007. The amount recognized as expense in 2006 related to the settlement of this case was not significant to our business, financial condition, results of operations or cash flows.

On October 20, 2004, in Conseco Services v. Hilbert, Conseco Services was granted partial final summary judgment in the amount of $62.7 million plus interest. Mr. Hilbert appealed that ruling. On December 6, 2006, we settled all pending litigation with Mr. Hilbert. The amount recovered in the settlement approximated our estimates and did not have a significant impact on our business, financial condition, results of operations or cash flows in 2006.

James S. Adams filed for bankruptcy on July 29, 2005, Case No. 1:02-cv-1332-DFH-TAB (Southern District, Indiana). On January 11, 2007, we settled all pending litigation with Mr. Adams. The amount recovered in the settlement approximated our estimates and did not have a significant impact on our business, financial condition, results of operations or cash flows in 2006.

                                   Exhibit 7-1
                       Ratio of Earnings to Fixed Charges
                               for the Five Years
                            Ending December 31, 2006

                         CONSECO, INC. AND SUBSIDIARIES

               Computation of Ratio of Earnings to Fixed Charges,
     Preferred Dividends and Distributions on Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts - Consolidated Basis
                              (Dollars in millions)

                                                                       Successor                         Predecessor
                                                        ----------------------------------------  -------------------------
                                                                                    Four months   Eight months     Year
                                                                                      ended          ended        ended
                                                                                    December 31,   August 31,  December 31,
                                                         2006       2005     2004      2003          2003(b)       2002
                                                         ----       ----     ----      ----          -------       ----
Pretax income (loss) from operations:
    Net income (loss)................................   $ 96.5     $324.9   $294.8    $ 96.3        $2,201.7    $(7,835.7)
    Add income tax expense (benefit).................     55.8      178.5    159.3      53.2           (13.5)       864.3
    Add discontinued operations......................      -          -        -         -             (16.0)     2,216.8
    Add minority interest............................      -          -        -         -               -          173.2
    Add cumulative effect of accounting change.......      -          -        -         -               -        2,949.2
                                                        ------     ------   ------    ------        --------    ---------

       Pretax income (loss) from operations..........    152.3      503.4    454.1     149.5         2,172.2     (1,632.2)
                                                        ------     ------   ------    ------        --------    ---------

Add fixed charges:
    Interest expense on corporate debt,
       including amortization........................     52.9       48.1     71.5      34.4           223.2        346.7
    Interest expense on investment borrowings........     20.6       10.2      8.0       2.4             8.3         16.4
    Interest added to policyholder account balances..    426.8      419.9    410.4     145.5           307.9        496.6
    Portion of rental (a)............................     13.2       12.6     13.5       6.4             8.9         13.8
                                                        ------     ------   ------    ------        --------    ---------

       Fixed charges.................................    513.5      490.8    503.4     188.7           548.3        873.5
                                                        ------     ------   ------    ------        --------    ---------

       Adjusted earnings (loss)......................   $665.8     $994.2   $957.5    $338.2        $2,720.5    $  (758.7)
                                                        ======     ======   ======    ======        ========    =========

          Ratio of earnings to fixed charges.........    1.30X      2.03X    1.90X     1.79X           4.96X        (c)
                                                         =====      =====    =====     =====           =====         =

Fixed charges........................................   $513.5     $490.8   $503.4    $188.7        $  548.3    $   873.5

Add dividends on preferred stock, including
    dividends on preferred stock of subsidiaries
    (divided by the ratio of income before minority
    interest to pretax income).......................     60.0       58.9    100.9      43.2             -            3.2
Add distributions on Company-obligated
    mandatorily redeemable preferred securities
    of subsidiary trusts.............................      -          -        -         -               -          173.2
                                                        ------     ------   ------    ------        --------    ---------

       Fixed charges plus preferred dividends and
       distributions on Company-obligated
       mandatorily redeemable preferred
       securities of subsidiary trusts...............   $573.5     $549.7   $604.3    $231.9        $  548.3     $1,049.9
                                                        ======     ======   ======    ======        ========     ========

       Adjusted earnings (loss)......................   $665.8     $994.2   $957.5    $338.2        $2,720.5     $ (758.7)
                                                        ======     ======   ======    ======        ========     ========

       Ratio of earnings to fixed charges,
         preferred dividends and distributions
         on Company-obligated mandatorily
         redeemable preferred securities of
         subsidiary trusts...........................    1.16X      1.81X   1.58X      1.46X           4.96X        (d)
                                                         =====      =====   =====      =====           =====         =

--------------------

(a)  Interest portion of rental is estimated to be 33 percent.

(b) Earnings for the eight months ended August 31, 2003 included reorganization items totaling $2,130.5 million. The reorganization items included: (i) $3,151.4 million related to the gain on the discharge of prepetition liabilities; (ii) $(950.0) million related to fresh start adjustments; and
     (iii) $(70.9) million related to professional fees. The ratios for the eight months ended August 31, 2003, excluding such reorganization items would be as follows: (i) ratio of earnings to fixed charges - 1.08X; and
     (ii) ratio of earnings to fixed charges excluding interest added to policyholder account balances - 1.17X. There were no preferred stock dividends or distributions on Company-obligated mandatorily redeemable preferred securities of subsidiary trusts during the eight months ended August 31, 2003.

(c) For such ratio, earnings were $1,632.2 million less than fixed charges. Earnings for the year ended December 31, 2002 included: (i) special and reorganization charges of $110.9 million; (ii) goodwill impairment charges of $500 million; and (iii) provision for losses related to loan guarantees of $240.0 million.

(d) For such ratio, earnings were $1,808.6 million less than fixed charges. Earnings for the year ended December 31, 2002 included: (i) special and reorganization charges of $110.9 million; (ii) goodwill impairment charges of $500 million; and (iii) provision for losses related to loan guarantees of $240.0 million.